PEACHTREE ALTERNATIVE STRATEGIES FUND
Dividend Reinvestment Plan
October 17, 2016

This Dividend Reinvestment Plan (the “Plan”) provides holders of shares of beneficial interest (the “Shares”) of Peachtree Alternative Strategies Fund (the “Fund”) enrolled in the Plan (the “Participants”) with a convenient method of purchasing additional Shares of the Fund by (i) automatically reinvesting all or a portion of cash dividends on Shares and/or (ii) making additional cash investments. Each holder of Shares (a “Shareholder”) is advised as follows:

1. Enrollment of Participants. A Shareholder automatically participates in the Plan. A Shareholder whose Shares are registered in the name of a nominee (such as an intermediary firm through which the Shareholder acquired Shares (an “Intermediary”)) must contact the nominee regarding the Shareholder’s status under the Plan.

2. The Plan Administrator. Ultimus Fund Solutions, LLC (the “Administrator”) acts as administrator for each Participant.  The Administrator will open an account for each Participant under the Plan in the same name as the one in which the Participant’s outstanding Shares are registered.

3. Distributions. Each Fund will declare all income dividends and/or capital gains distributions (collectively, “Distributions”) attributable to a Class payable in Shares (or, as discussed below, at the option of Shareholders solely upon an affirmative election, in cash). To the extent that a Participant reinvests Distributions payable in Shares in additional Shares, the Participant will receive an amount of Shares equal to the amount of the Distribution on that Participant’s Shares divided by the immediate post-Distribution net asset value per Share (“NAV”).

4. Withdrawing from the Plan. A Participant may terminate its participation in the Plan at any time by sending a written notice to the Administrator, who, upon receipt of such notice, will cause the Participant to receive both income dividends and capital gain distributions, if any, in cash. A Participant holding Shares through an Intermediary may elect to receive cash by notifying the Intermediary (who should be directed to inform the Fund). A Shareholder is free to change this election at any time. If, however, a Shareholder requests to change its election within 95 days prior to a distribution, the request will be effective only with respect to distributions after the 95 day period.

5. Valuation. For purposes of the Plan, the NAV shall be the NAV determined on the next valuation date following the ex-dividend date (the last date of a dividend period on which an investor can purchase Shares and still be entitled to receive the dividend).

6. Recordkeeping. The Administrator will reflect each Participant’s Shares acquired pursuant to the Plan together with the Shares of other shareholders of the Fund acquired pursuant to the Plan in noncertificated form. Each Participant will be sent a confirmation by the Administrator of each acquisition made for its account as soon as practicable, but not later than 60 days after the date thereof. Distributions on fractional Shares will be credited to each Participant’s account to three decimal places. In the event of termination of a Participant’s account under the Plan, the Administrator will adjust for any such undivided fractional interest in cash at the NAV of Shares at the time of termination.

Any Share Distributions or split shares distributed by the Fund on Shares held by the Administrator for Participants will be credited to their accounts.

7. Fees. The Administrator’s service fee for handling Distributions will be paid by the Fund.

8. Termination of the Plan. The Plan may be terminated by the Fund at any time upon written notice to the Participants.

9. Amendment of the Plan. These terms and conditions may be amended by the Fund at any time or times but, except when necessary or appropriate to comply with applicable law or the rules or policies of the Securities and Exchange Commission or any other regulatory authority, only by sending written notice to the Participants at least 30 days prior to the effective date thereof.

10. Applicable Law. These terms and conditions shall be governed by the laws of the State of Delaware.